Starcore International Mines Ltd.

Consolidated Financial Statements

For the years ended April 30, 2020 and April 30, 2019

(Audited)

DAVIDSON & COMPANY LLP Chartered Professional Accountants

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Starcore International Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Starcore International Mines Ltd. (the “Company”), as of April 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, cash flows, and changes in equity for the years ended April 30, 2020, 2019, and 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2020 and 2019, and the results of its operations and its cash flows for the years ended April 30, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada

Chartered Professional Accountants

July 24, 2020

Starcore International Mines Ltd.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	April 30,	April 30,
As at	2020	2019
Assets

Current
Cash and cash equivalents (note 5)	$2,105	$2,549
Amounts receivable (note 6)	2,250	3,096
Inventory (note 7)	1,663	1,488
Prepaid expenses and advances	282	379

Total Current Assets	6,300	7,512

Non-Current
Mining interest, plant and equipment (note 8)	35,302	37,618
Right-of-use asset (note 10)	1,844	-
Exploration and evaluation assets (note 9)	5,976	5,511
Reclamation deposits	165	165
Deferred tax assets (note 19)	4,826	6,199

Total Non-Current Assets	48,113	49,493

Total Assets	$54,413	$57,005

Liabilities

Current
Trade and other payables	$2,441	$3,399
Current portion of lease liability (note 10)	617	-
Current portion of loans payable (note 11)	3,196	1,507

Total Current Liabilities	6,254	4,906

Non-Current
Loans payable (note 11)	-	3,081
Rehabilitation and closure cost provision (note 12)	1,014	1,254
Lease liability (note 10)	1,083	-
Deferred tax liabilities (note 19)	8,758	8,728

Total Non-Current Liabilities	10,855	13,063

Total Liabilities	$17,109	$17,969

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	April 30,	April 30,
As at	2020	2019
Equity

Share capital (note 13)	$50,725	$50,725
Equity reserve	11,349	11,349
Foreign currency translation reserve	4,732	2,835
Accumulated deficit	(29,502)	(25,873)

Total Equity	37,304	39,036

Total Liabilities and Equity	$54,413	$57,005

Subsequent events (notes 8 and 11)

Commitments (note 15)

Approved by the Directors:

“Robert Eadie” Director“Gary Arca”  Director

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands of Canadian dollars except per share amounts)

For the year ended April 30,	2020	2019	2018
Revenues
Mining ore	$24,820	$27,053	$21,005
Purchased concentrate	-	5,742	6,802

Total Revenues	24,820	32,795	27,807

Cost of Operations
Mining ore	(19,150)	(22,975)	(20,672)
Purchased concentrate	-	(5,891)	(7,150)
Depreciation and depletion (note 8 & 10)	(3,686)	(3,893)	(4,913)

Total Cost of Sales	(22,836)	(32,759)	(32,735)

Earnings (Loss) from mining operations	1,984	36	(4,928)

Financing costs (note 11)	(554)	(311)	(61)
Foreign exchange gain (loss)	(369)	(125)	193
Management fees and salaries (notes 13 & 15)	(1,151)	(1,405)	(1,514)
Office and administration	(942)	(1,250)	(1,908)
Professional and consulting fees	(1,000)	(781)	(1,204)
Property investigation costs	-	(54)	(433)
Transfer agent and regulatory fees	(83)	(112)	(166)
Shareholder relations	(297)	(246)	(198)

Loss before taxes and other loss	(2,412)	(4,248)	(10,219)

Other Loss
Allowance for receivables (note 8)	-	(441)	-
Impairment of Mining Interest, Plant and Equipment (note 8)	-	(4,804)	(6,713)
Disposal of Exploration and Evaluation Asset (note 9)	-	(82)	(1,013)
Loss on Sale of Altiplano (note 8)	(39)	-	-

Total other loss	(39)	(5,327)	(7,726)

Loss before taxes	(2,451)	(9,575)	(17,945)

Income tax recovery (expense) (note 19)
Deferred	(1,178)	(2,229)	5,945

Loss for the year	(3,629)	(11,804)	(12,000)

Other comprehensive loss (income)
Item that may subsequently be reclassified to loss
Foreign currency translation differences	1,897	1,601	(3,975)

Comprehensive loss for the year	$(1,732)	$(10,203)	$(15,975)

Basic loss per share (note 17)	$(0.07)	$(0.24)	$(0.24)

Diluted loss per share (note 17)	$(0.07)	$(0.24)	$(0.24)

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended April 30,	2020	2019	2018
Cash provided by
Operating activities
Loss for the year	$(3,629)	$(11,804)	$(12,000)
Items not involving cash:
Depreciation and depletion	3,836	3,899	5,032
Income tax (recovery) (note 19)	1,178	2,229	(5,945)
Interest on long-term debt (note 11)	349	325	83
Rehabilitation and closure cost accretion (note 12)	72	90	64
Unwinding of discount on long-term debt (note 11)	115	101	-
Lease accretion (note 10)	89	-	-
Sale of Altiplano (note 6)	39	-	-
Share-based compensation (note 13)	44	(104)	(64)
Impairment of Mining Interest, Plant and Equipment (note 8)	-	4,804	6,713
Allowance for receivables	-	441	-
Loss on disposal of Exploration and Evaluation Asset (note 9)	-	82	1,013

Cash generated by (used in) operating activities before working capital changes	2,093	63	(5,104)

Change in non-cash working capital items
Amounts receivable	1,022	(1,500)	(475)
Inventory	(216)	1,890	(1,181)
Prepaid expenses and advances	86	(36)	(78)
Trade and other payables	(246)	(425)	826

Cash inflow (outflow) for operating activities	2,739	(8)	(6,012)

Financing activities
Issuance of shares (note 13)	-	-	125
Advance of loan payable (note 11)	-	2,940	1,283
Repayment of loan payable (note 11)	(1,411)	-	(1,213)
Interest paid (note 11)	(514)	-	(311)
Lease payment and accretion (note 10)	(524)	-	-

Cash inflow (outflow) for financing activities	(2,449)	2,940	(116)

Investing activities
Cash acquired on sale of San Pedrito (note 8)	-	1,037	832
Cash acquired on sale of Altiplano (note 8)	1,836	-	-
Interest received	-	159	86
Investment in exploration and evaluation assets (note 9)	(427)	(385)	(481)
Purchase of mining interest, plant and equipment (note 8)	(2,687)	(3,152)	(2,190)
Sale of Exploration and Evaluation property (note 9)	-	-	128
Sale of short-term investments (note 5)	-	-	4,022

Cash inflow (outflow) for investing activities	(1,278)	(2,341)	2,397

Total increase (decrease) in cash	(988)	591	(3,731)

Effect of foreign exchange rate changes on cash	544	(363)	494

Cash, beginning of year	2,549	2,321	5,558

Cash, end of year	$2,105	$2,549	$2,321

Non-cash transactions for year ended April 30, 2020:

a)	$nil broker warrants on Bond (2019- $171)
b)	The Company accrued $303 (2019 - $883, 2018 - $1,525) in equipment purchased through Trade payables.

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Consolidated Statements of Changes in Equity for the years ended

(in thousands of Canadian dollars except for number of shares)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total
Balance, April 30, 2017	49,146,851	$50,605	$11,173	$5,209	$(2,069)	$64,918

Issued for cash pursuant to:
-Private placement at $0.25 - (note 13)	500,000	120	5	-	-	125
Foreign currency translation differences	-	-	-	(3,975)	-	(3,975)
Loss for the year	-	-	-	-	(12,000)	(12,000)

Balance, April 30, 2018	49,646,851	50,725	11,178	1,234	(14,069)	49,068

Warrants issued (note 13)	-	-	171	-	-	171
Foreign currency translation differences	-	-	-	1,601	-	1,601
Loss for the year	-	-	-	-	(11,804)	(11,804)

Balance, April 30, 2019	49,646,851	50,725	11,349	2,835	(25,873)	39,036

Foreign currency translation differences	-	-	-	1,897	-	1,897
Loss for the year	-	-	-	-	(3,629)	(3,629)

Balance, April 30, 2020	49,646,851	$50,725	$11,349	$4,732	$(29,502)	$37,304

The accompanying notes form an integral part of these consolidated financial statements.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

1.	Corporate Information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company recently sold Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver concentrate processing plant in Matehuala, Mexico (see note 8).

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of Preparation
a)	Statement of Compliance

These consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on July 24, 2020.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3.

The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiary, Bernal, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies

The accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Foreign Currency Translation

The functional currency of Starcore, the parent, is the Canadian dollar (“CAD”) and the functional currency of its subsidiaries is the United States dollar (“USD”) (collectively “Functional Currency”).  Foreign currency accounts are translated into the Functional Currency as follows:

•

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the Functional Currency by the use of the exchange rate in effect at that date.  At the period end date, unsettled monetary assets and liabilities are translated into the Functional Currency by using the exchange rate in effect at the period end.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statement of Operations and Comprehensive Loss in accordance with the nature of the transactions to which the foreign currency gains and losses relate, except for foreign exchange gains and losses from translating available-for-sale investments and marketable securities which are recognized in other comprehensive income as part of the total change in fair values of the securities. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

b)	Foreign Operations

The assets and liabilities of foreign operations with Functional Currencies differing from the presentation currency, including fair value adjustments arising on acquisition, are translated to CAD at exchange rates in effect at the reporting date. The income and expenses of foreign operations with Functional Currencies differing from the presentation currency are translated into CAD at the year-to-date average exchange rates.

The Company’s foreign currency differences are recognised and presented in other comprehensive income as a foreign currency translation reserve (“Foreign Currency Translation Reserve”), a component of equity. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

c)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. At April 30, 2020, the Company had no cash equivalents. (At April 30, 2019, the Company had a short-term cash equivalent).

d)	Revenue Recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)
d)	Revenue Recognition – (cont’d)

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that may be up to two weeks after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value.

e)	Inventory

Finished goods and work-in-process are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is processed into finished goods (gold and by-products in doré). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value. The costs of inventories sold during the year are presented in the Company’s profit and loss.

f)	Mining Interest, Plant and Equipment

Mining interests represent capitalized expenditures related to the development of mining properties and related plant and equipment.

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized.  Mine development costs incurred to maintain current production are included in the consolidated statement of operations and comprehensive loss. Exploration costs relating to the current mine in production are expensed to net income as incurred due to the immediate exploitation of these areas or an immediate determination that they are not exploitable.

Borrowing costs that are directly attributable to the acquisition and preparation for use, are capitalized. Capitalization of borrowing costs begins when expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

The capitalization of borrowing costs is discontinued when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  All other repairs and maintenance are charged to the Company’s profit or loss during the financial year in which they are incurred.

Subsequent Costs

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of equipment are recognized in the Company’s profit or loss as incurred.

Leased Equipment

“IFRS 16 – Leases” was issued in January 2016 and is effective for periods beginning on or after January 1, 2019. It provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Leases are recognized as a right-to-use asset with a corresponding liability at the date at which the leased asset is available for use. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)

Depreciation and Impairment

Mining interest, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and resources expected to be converted to reserves. Currently the depletion base is approximately 10 years of expected production.  Depreciation of plant and equipment and corporate office equipment, vehicles, software and leaseholds is calculated using the straight-line method, based on the lesser of economic life of the asset and the expected life of mine of approximately 10 years.  Where components of an asset have different useful lives, depreciation is calculated on each separate part. Depreciation commences when an asset is available for use.  At the end of each calendar year estimates of proven and probable gold reserves and a portion of resources expected to be converted to reserves are updated and the calculations of amortization of mining interest, plant and equipment is prospectively revised.

The Company reviews and evaluates its mining interests, plant and equipment for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the recoverable value of a cash generating unit is less than the carrying amount of the assets.  An impairment loss is measured and recorded based on the greater of the cash generating unit’s fair value less cost to sell or its value in use versus its carrying value.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mining interests, plant and equipment that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the consolidated statement of operations and comprehensive loss.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)
g)	Rehabilitation and Closure Cost Provision

The Company records a provision for the estimated future costs of rehabilitation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk- free interest rates applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s rehabilitation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statement of Operations and Comprehensive Loss. The provision for rehabilitation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to risk free interest rates.

Rehabilitation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized rehabilitation and closure costs, in which case, the capitalized rehabilitation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statement of Operations and Comprehensive Loss. Rehabilitation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statement of Operations and Comprehensive Loss on initial recognition and subsequently when re-measured.

h)	Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation (“E&E”) expenditures are recognized and capitalized, in addition to the acquisition costs.  These direct expenditures include such costs as materials used, surveying and sampling costs, drilling costs, payments made to contractors, geologists, consultants, and depreciation on plant and equipment during the exploration phase.  Costs not directly attributable to E&E activities, including general and administrative overhead costs, are expensed in the period in which they occur.

When a project is determined to no longer have commercially viable prospects to the Company, E&E expenditures in respect of that project are deemed to be impaired.  As a result, those E&E expenditures, in excess of estimated recoveries, are written off to the Company’s profit or loss.

The Company assesses E&E assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”.  E&E assets are tested for impairment before the assets are transferred to development properties.

Any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)
i)	Financial Instruments

All of the Company’s financial instruments are classified into one of the following categories based upon the purpose for which the instrument was acquired or issued.  All transactions related to financial instruments are recorded on a trade date basis.  The Company’s accounting policy for each category is as follows:

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Recognition

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

i)	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
ii)	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

i)	amortized cost;
ii)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
iii)	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)
i)	Financial Instruments – (cont’d)

Classification and Measurement – (cont’d)

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and cash equivalents, which is classified and measured at FVTPL, with realized and unrealized gains or losses related to changes in fair value reported in profit or loss and amounts receivable, which is classified at amortized cost. The Company’s financial liabilities consist of trade and other payables and loans payable, which are classified and measured at amortized cost using the effective interest method. Interest expense is reported in profit or loss.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted observed in active markets) for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

j)	Income Taxes

Current tax and deferred taxes are recognized in the Company’s profit or loss, except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)
j)	Income Taxes – (cont’d)

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilised.  At the end of each reporting period, the Company reassesses unrecognized deferred tax assets.  The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

k)	Share Capital

Financial instruments issued by the Company are classified as equity, only to the extent that they do not meet the definition of a financial liability or asset.  The Company’s common shares, share warrants and share options are classified as equity instruments.

Incremental costs, directly attributable to the issue of new shares, warrants or options, are shown in equity as a deduction, net of tax, from proceeds.

l)	Profit or Loss per Share

Basic profit or loss per share is computed by dividing the Company’s profit or loss applicable to common shares by the weighted average number of common shares outstanding for the relevant period.

Diluted profit or loss per share is computed by dividing the Company’s profit or loss applicable to common shares, by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted at the beginning of the period.

m)	Share-based Payments

Where equity-settled share options are awarded to employees or non-employees, the fair value of the options at the date of grant is charged to the Company’s profit or loss over the vesting period.  The number of equity instruments expected to vest at each reporting date, are taken into account so that the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.  Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted.  As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied.  The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modifications, is charged to the Company’s profit or loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date.  The grant date fair value is recognized in the Company’s profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Company’s profit or loss, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

3.	Summary of Significant Accounting Policies – (cont’d)
m)	Share-based Payments – (cont’d)

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for effects of non-transferability, exercise restrictions and behavioural considerations. All equity-settled share based payments are reflected in equity reserve, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and immediately recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Where vesting conditions are not satisfied and options are forfeited, the Company reverses the fair value amount of the unvested options which had been recognized over the vesting period.

n)	New and Revised Accounting Standards

The following accounting standards have been issued or amended but are not yet effective. The Company has not early adopted these new and amended standards. The Company continues to evaluate the new standards but currently no material impact is expected as a result of the adoptions of these new and amended standards:

•	IAS 1 “Presentation of Financial Statements”
•	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors
•	IAS 16 “Property, Plant and Equipment”
•	IFRS 9 “Financial Instruments”
4.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

4.	Critical Accounting Estimates and Judgments – (cont’d)
a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)	Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

c)	Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management.  Estimates are reviewed annually and are based on current regulatory requirements.  Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period.  Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time that the rehabilitation costs are actually incurred.  The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided.

The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8%.

d)	Income Taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.  Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

4.	Critical Accounting Estimates and Judgments – (cont’d)
e)	Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

f)	Units of production depletion

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

5.	Cash and Cash Equivalents

At April 30, 2020, the Company’s Guaranteed Investment Certificate (“GIC”) had a market value of $nil (April 30, 2019 - $1,011).

6.	Amounts Receivable

	April 30, 2020	April 30, 2019
Taxes receivable	$1,152	$2,486
Trades receivable	736	394
Sale of Altiplano (Note 8)	279	-
Other	83	216
	$2,250	$3,096

7.	Inventory

	April 30, 2020	April 30, 2019
Carrying value of inventory:
Doré	$680	$467
Work-in-process	185	130
Stockpile	43	53
Supplies	755	838
	$1,663	$1,488

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

8.	Mining Interest, Plant and Equipment

	Mining Interest	Plant and Equipment Mining	Plant and Equipment Altiplano	Corporate Office Equipment	Total
Cost

Balance, April 30, 2018	$64,358	$23,176	$6,654	$692	$94,880
Additions	1,338	1,055	92	25	2,510
Impairment write-down	-	-	(5,576)	(2)	(5,578)
Effect of foreign exchange	2,734	1,238	876	-	4,848

Balance, April 30, 2019	68,430	25,469	2,046	715	96,660
Additions	1,613	251	-	10	1,874
Sale of Altiplano	-	-	(2,137)	-	(2,137)
Effect of foreign exchange	2,733	883	91	-	3,707

Balance, April 30, 2020	$72,776	$26,603	$-	$725	$100,104

Depreciation

Balance, April 30, 2018	$40,312	$11,919	$650	$523	$53,404
Depreciation for the year	1,923	1,768	118	90	3,899
Impairment write-down	-	-	(774)	-	(774)
Effect of foreign exchange	1,701	806	6	-	2,513

Balance, April 30, 2019	43,936	14,493	-	613	59,042
Depreciation for the year	1,374	1,851	-	78	3,303
Impairment write-down	-	-	-	-	-
Effect of foreign exchange	1,814	643	-	-	2,457
Balance, April 30, 2020	$47,124	$16,987	$-	$691	$64,802

Carrying amounts
Balance, April 30, 2019	$24,494	$10,976	$2,046	$102	$37,618

Balance, April 30, 2020	$25,652	$9,616	$-	$34	$35,302

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

8	Mining Interest, Plant and Equipment – (cont’d)

Sale of Altiplano Facility

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia). Cortez, through its subsidiary, Altiplano, owns and manages the Altiplano facility which processes third party gold and silver concentrate in Matehuala, Mexico.

The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million. The stock purchase agreement requires the payment of the US$1.6 million in instalments as to US$0.5 million on closing (received), US$0.5 million on August 31, 2019 (received), and US$0.2 million each 3 months from November 30, 2019 (received two payments, and third was received subsequent to April 30, 2020) to May 31, 2020. As a result, management had written down the plant and land at April 30, 2019 to US $1,600, less estimated selling costs of $100. The Company recorded an impairment of $4,804 to the Statements of Operations and Comprehensive Loss during the year ended April 30, 2019. Remaining working capital amounts of Altiplano of $39 have been expensed to the income statement in the current period.

Sale of San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for Mexican Pesos (“MXN$”) 192,784,331 and reported a gain of $7,128 on the Statement of Operations and Comprehensive Loss during the year ended April 30, 2017. During the prior year ending April 30, 2019, the Company received MXN$ 15,000,000 ($1,027) and interest of MXN$ 2,300,000 ($159) on 6 ha of the remaining 14 ha of parcels to be paid and made an allowance for the remaining receivable of $441 to the Statements of Operations and Comprehensive Loss.

9.	Exploration and Evaluation Assets
a)	American Consolidated Minerals (“AJC”) properties

Pursuant to the Acquisition of AJC, the Company has acquired the rights to exploration properties as follows:

i)	Toiyabe, U.S.A

The Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest. Consideration to be paid for the interest is USD$900 (payable over 5 years commencing October 19, 2018) and the Company must incur total exploration expenditures of USD$1,025 on the property by October 19, 2018 (incurred) as agreed by MinQuest. MinQuest is a mineral exploration and project development company. Annual payments commencing October 19, 2018 are $60 (paid), $80 (paid), $100, $120, $140 and $400 respectively. The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.

ii)	Lone Ranch, U.S.A

The Company acquired the right to a 100% undivided interest, in 73 mining claims located in Ferry County, Washington State, United States of America. During the prior year ended April 30, 2019, management decided to abandon the property and all costs associated with this property were written off in the Statements of Operations and Comprehensive Loss.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

9	Exploration and Evaluation Assets – (cont’d)
a)	American Consolidated Minerals (“AJC”) properties – (cont’d)
iii)	Sierra Rosario, Mexico

The Company acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico. During the year ended April 30, 2019, the Company completed the sale of the property for proceeds of $128 ($100 USD). The excess of property costs over the recovered amount of $1,013 (2018 - $Nil; 2017 - $Nil) was recognized as a loss in the Statement of Profit or Loss and Other Comprehensive Income (Loss) in the year ended April 30, 2018.

b)	Creston Moly (“Creston”) properties

Pursuant to the Acquisition of Creston the Company has acquired the rights to three exploration properties as follows:

i)	El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

ii)	Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

c)	Santa Fe property

On November 21, 2017, the Company announced it had entered into a Letter of Intent (“LOI”) with third parties to acquire the Santa Fe property located in the state of Sinaloa, Mexico. During the year ended April 30, 2018, the Company completed its due diligence and decided not to proceed with the acquisition. The Santa Fe property investigation costs of $433, as well as costs on other properties being investigated, were expensed as property investigation costs in the prior year.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

9.	Exploration and Evaluation Assets – (cont’d)

	AJC Properties	Creston Properties	Total
Acquisition costs:
Balance, April 30, 2020, 2019 and 2018	$36	$2,001	$2,037

Exploration costs:
Balance, April 30, 2018	$1,809	$1,331	$3,140

Geological	22	1	23
Maintenance	121	273	394
Property Disposition	(82)	-	(82)
Recovery of property cost	(32)	-	(32)
Foreign Exchange	22	9	31

Balance, April 30, 2019	$1,860	$1,614	$3,474

Maintenance	147	280	427
Exploration cost	1	-	1
Foreign Exchange	-	37	37

Balance, April 30, 2020	$2,008	$1,931	$3,939

Total Exploration and evaluation assets

Balance, April 30, 2019	$1,896	$3,615	$5,511

Balance, April 30, 2020	$2,044	$3,932	$5,976

10.	Leases

Effective May 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended April 30, 2019 has not been restated. Comparative amounts for the year ended April 30, 2019 remains as previously reported under IAS 17 and related interpretations.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

10.	Leases – (cont’d)

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liabilities. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate at May 1, 2019. The incremental borrowing rate applied was 8% per annum and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. On adoption of IFRS 16, the Company recognized lease liabilities in relation its head office in Canada and machinery in Mexico. Using a discount rate of 8%, the Company recognized additions to lease liabilities and right-of-use assets of $2,302. The right-of-use asset was amortized on a straight-line basis of $533 and there was a foreign exchange gain of $75. The following is a reconciliation of the changes in the lease liabilities:

	Starcore	Bernal	Total
Opening balance	$—	$—	$—
Lease liabilities recognized on adoption of IFRS 16	312	427	739
Additions	-	1,329	1,329
Lease accretion	23	66	89
Payments	(66)	(459)	(525)
Foreign exchange	-	68	68
Lease liabilities	$269	$1,431	$1,700

11.	Loan Payable

On June 18, 2018, the Company completed a private placement of secured bonds in the aggregate principal amount of $3,000 (the “Bonds”) less structuring and finder’s fees of $60 cash and $171 attributed to finders warrants, totaling $231 (the “Discount”). The Bonds bear interest at 8% per annum, payable on maturity, and mature on June 18, 2020. The Bonds are secured by a charge over all of the Company’s assets. Subsequent to the year ended April 30, 2020, the Bonds were paid out with accrued interest.

The Company has issued 3,000,000 warrants to the bond holders, each warrant entitling the bond holders to acquire one share of Starcore at a price of $0.20, expiring on June 18, 2021. The Company determined a value of $171 on the warrants, which was included in the Discount, based on the Black-Scholes model with the following assumptions:

Stock price	$0.17
Exercise price	$0.20
Dividend rate	0%
Expected Life	3 years
Expected annual volatility	56%
Risk-free rate	1.45%

During the year ended April 30, 2018, the Company secured $1,282 (USD $1,000) loan (“Loan”) with a lender. The Loan is secured against certain assets of the Company and bears interest at 8% per annum, compounded and paid annually. The interest on the loan was paid to the lender on October 25, 2019, and the lender agreed to extend the loan for additional 6 months to April 25, 2020. On April 25, 2020, the loan amount was repaid along with interest for a total repayment of US$1,040,000.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

11	Loan Payable – (cont’d)

Changes to the loans payable balance during the year ending April 30, 2019 and the year ending April 30, 2020 are as follows:

	Principal	Interest	Discount	Total
Balance, April 30, 2018	$1,282	$52	$-	$1,334

Financing, June 18, 2018	3,000	-	(231)	2,769
Discount	-	-	101	101
Interest accrual	-	325	-	325
Foreign exchange adjustment	59	-	-	59

Balance, April 30, 2019	4,341	377	(130)	4,588

Discount	-	-	115	115
Interest paid	-	(514)	-	(514)
Interest accrual	-	349	-	349
Loan repayment	(1,411)	-	-	(1,411)
Foreign exchange adjustment	69	-	-	69

Balance, April 30, 2020	$2,999	$212	$(15)	$3,196

	April 30, 2020	April 30, 2019
Current	$3,196	$1,507
Non-Current	$-	$3,081

	$3,196	$4,588

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

11.	Loan Payable – (cont’d)

The Company’s financing costs for the year ended April 30, 2020, 2019, and 2018 as reported on its Consolidated Statement of Operations and Comprehensive Loss can be summarized as follows:

For the year ended April 30,	2020	2019	2018
Unwinding of discount on rehabilitation and closure accretion (note 12)	$72	$90	$64
Discount unwinding on debt repaid (note 11)	115	101	-
Lease accretion	23	-	-
San Pedrito Interest (note 8)	-	(159)	-
Interest on diesel equipment lease	3	21	-
Interest expense on debt (note 11)	349	325	83
Interest revenue	(8)	(67)	(86)

	$554	$311	$61

12.	Rehabilitation and Closure Cost Provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At April 30, 2020, the present value of obligations is estimated at $1,014 (April 30, 2019 - $1,254) based on expected undiscounted cash-flows at the end of the mine life of MXN$17,740 or $1,028 (April 30, 2019 - $1,278), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (April 30, 2019 – 8%) and an inflation rate of 3.5% (April 30, 2019 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	April 30, 2020	April 30, 2019
Balance, beginning of period	$1,254	$1,162
Accretion expense	72	90
Foreign exchange fluctuation	(312)	2
	$1,014	$1,254

13.	Share Capital
a)	Common Shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the year ended April 30, 2020 and April 30, 2019, the Company did not issue any common shares.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

13.	Share Capital – (cont’d)
b)	Warrants

A summary of the Company’s outstanding share purchase warrants at April 30, 2020 and April 30, 2019 and the changes during the period ended is presented below:

	Number of warrants	Weighted average exercise price
Outstanding at April 30, 2018	250,000	$0.30
Warrants issued	3,000,000	0.20

Outstanding at April 30, 2019 April 30, 2020	3,250,000	$0.21

During the year ending April 30, 2019, the Company issued 3,000,000 warrants exercisable at $0.20 expiring June 18, 2021. These warrants were issued in conjunction with the issuance of the Bond (see note 11). A summary of the Company’s outstanding share purchase warrants is presented below:

Number of	Exercise
Warrants	Price	Expiry Date
250,000	$0.30	March 7, 2022
3,000,000	$0.20	June 18, 2021

c)	Share-based Payments

The Company, in accordance with the policies of the TSX, was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options. The Company’s management and directors are reviewing alternative compensation arrangements for the Company’s employees and directors.

The following is a summary of changes in options, which are still outstanding, for the periods ending April 30, 2020 and April 30, 2019:

	Number of Shares	Weighted Average Exercise Price
Balance at April 30, 2018	948,750	$0.88
Forfeited/expired	(948,750)	0.88

Outstanding and Exercisable at April 30, 2019 and April 30, 2020	-	$-

During the year ended April 30, 2019, 948,750 options exercisable at $0.88 expired unexercised.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

13.	Share Capital – (cont’d)
d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the year were as follows:

Units
Outstanding at April 30, 2018	1,241,250
Expired	(58,750)
Exercised	(117,500)
Cancelled	(33,125)

Outstanding at April 30, 2019	1,031,875
Expired	(701,875)

Outstanding at April 30, 2020	330,000

Management has determined that 50% of the RSU’s will be deemed payable on the vesting dates based on current performance criteria measures. As such only 50% of the RSU’s have been valued at fair value of $0.09 (2019 - $0.075) per share. The liability portion for the year ended April 30, 2020 is $30 (April 30, 2019 - $33) which has been included under Trades and Other Payables on the Statement of Financial Position. No RSU’s were granted in the current fiscal year.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2018, April 30, 2019 and April 30, 2020	1,010,000

Based on the fair value of $0.09 (2019 - $0.075) per share, the Company has recorded a liability of $90 under Trades and Other Payable on the Statement of Financial Position (April 30, 2019 - $69).

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

14.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and cash equivalents are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities. In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

At April 30, 2020, the Company had the following financial assets and liabilities denominated in CAD and denominated in MXN$:

	CAD	MXN$
Cash	$293	$11,325
Other working capital amounts – net	(119)	6,066
Long-term liabilities	$(3,196)	$-

At April 30, 2020, US dollar amounts were converted at a rate of $1.3934 Canadian dollars to $1 US dollar and MXN$ were converted at a rate of MXN$24.0671 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $650. A 10% increase or decrease in the MXN$ exchange rate will decrease or increase annual earnings from mining operations by approximately $213.

b)	Interest Rate Risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

c)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and cash equivalents, the balance of which at April 30, 2020 is $2,105 (April 30, 2019 - $2,549).

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

14.	Financial Instruments – (cont’d)

c)	Credit Risk – (cont’d)

Cash of $953 (April 30, 2019 - $349) are held at a Mexican financial institution, cash of $905 (April 30, 2019 – $1,037) is held at a US financial institution and the remainder of $247 (April 30, 2019 - $151) and the cash equivalent of $nil (April 30, 2019 - $1,011) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions. The taxes receivable are comprised of Mexican VAT taxes receivable of $1,073 (April 30, 2019 - $2,462) and GST receivable of $79 (April 30, 2019 - $24), which are subject to review by the respective tax authority.

d)	Liquidity Risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at April 30, 2020, the Company was holding cash of $2,105 (April 30, 2019- $2,549).

Obligations due within twelve months of April 30,	2020	2021	2022	2023 and beyond
Trade and other payables	$2,441	$-	$-	$-
Loan payable	3,196	-	-	-
Reclamation and closure obligations	$-	$-	$-	$1,014

The Company’s trade and other payables are due in the short term.  Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $2,482 in revenue and net income.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

15.	Commitments and Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, the Company has the following commitments outstanding at April 30, 2020:

a)

As at April 30, 2020, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2025, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.

b)

As at April 30, 2020, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $260 per year increasing over the next 5 years for the AJC properties (see Note 9).

c)

As at April 30, 2020, the Company has management contracts to officers and directors totaling $450 per year, payable monthly, expiring in April 2022 and US$236 per year, payable monthly, expiring in August 2021.

The Company paid the following amounts to key management and directors in the years:

For the year ended April 30,	2020	2019	2018
Management fees	$838	$943	$1,112
Legal fees	23	3	64
Directors fees	72	82	86

Total	$933	$1,028	$1,262

16.	Capital Disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended April 30, 2020.

17.	Earnings per Share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows as 49,646,851 shares for  2020 and 2019 (2018 – 49,220,824). As at April 30, 2020 and April 30, 2019, all stock options and warrants outstanding were excluded from dilutive weighted average shares outstanding as they were anti-dilutive.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

18.	Segmented Information

The Company operates in three reportable geographical and one operating segment.  Selected financial information by geographical segment is as follows:

	Mexico				Canada	USA	April 30, 2020
	Bernal	Cortez/Altiplano	Other	Total			Total
Revenue
Mined Ore	$24,820	$—	$—	$24,820	$—	$—	$24,820
Cost of sales:
Mined Ore	(19,150)	—	—	(19,150)	—	—	(19,150)
Depreciation	(3,686)	—	—	(3,686)	—	—	(3,686)
Earnings from operations	1,984	—	—	1,984	—	—	1,984
Corporate costs and taxes	(3,022)	(31)	43	(3,010)	(2,534)	(30)	(5,574)
Sale of Altiplano	—	(39)	—	(39)	—	—	(39)
Loss for the year	(1,038)	(70)	43	(1,065)	(2,534)	(30)	(3,629)
Mining interest, plant and equipment	35,268	—	—	35,268	34	—	35,302
Non-Current Assets	39,511	—	3,186	42,697	3,207	2,209	48,113
Total assets	$44,829	$48	$3,392	$48,269	$3,930	$2,214	$54,413

	Mexico				Canada	USA	April 30, 2019
	Bernal	Cortez/Altiplano	Other	Total			Total
Revenue
Mined Ore	$27,053	$—	$—	$27,053	$—	$—	$27,053
Purchase Concentrate	1,633	4,109	—	5,742	—	—	5,742
Cost of sales:
Mined Ore	(22,975)	—	—	(22,975)	—		(22,975)
Purchase Concentrate	(1,550)	(4,341)	—	(5,891)	—	—	(5,891)
Depreciation	(3,775)	(118)	—	(3,893)	—	—	(3,893)
Earnings (loss) from operations	386	(350)	—	36	—	—	36
Corporate costs and taxes	(2,999)	(972)	(161)	(4,132)	(2,357)	(24)	(6,513)
Bad debt expense San Pedrito	(441)	—	—	(441)	—	—	(441)
Write off Mining Interest	—	(4,804)	—	(4,804)	—	—	(4,804)
Disposal of Exploration and Evaluation	—	—	—	—	—	(82)	(82)
Loss for the year	(3,054)	(6,126)	(161)	(9,341)	(2,357)	(106)	(11,804)
Mining interest, plant and equipment	35,470	2,046	—	37,516	102	—	37,618
Total assets	$44,956	$2,228	$3,517	$50,701	$4,219	$2,085	$57,005

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

18.	Segmented Information – (cont’d)

		Mexico			Canada	USA	April 30, 2018
	Bernal	Altiplano	Other	Total			Total
Revenue
Mined Ore	$21,005	$—	$—	$21,005	$—	$—	$21,005
Purchase Concentrate	3,976	2,826	—	6,802	—	—	6,802
Cost of sales:
Mined Ore	(20,532)	—	(140)	(20,672)	—	—	(20,672)
Purchase Concentrate	(3,654)	(3,496)	—	(7,150)	—	—	(7,150)
Depreciation	(4,492)	(421)	—	(4,913)	—	—	(4,913)
Earnings (loss) from operations	(3,697)	(1,091)	(140)	(4,928)	—	—	(4,928)
Corporate costs and taxes	4,343	294	(409)	4,228	(3,586)	12	654
Write off Mining Interest	(6,713)	—	—	(6,713)	—	—	(6,713)
Disposal of Exploration and Evaluation	(1,079)	—	118	(961)	—	(52)	(1,013)
Loss for the year	(7,145)	(797)	(432)	(8,374)	(3,586)	(40)	(12,000)
Mining interest, plant and equipment	35,302	6,005	1	41,308	168	—	41,476
Total assets	$48,614	$8,095	$3,930	$60,639	$3,537	$2,150	$66,326

During the period ended April 30, 2020, the Company earned all of its revenues from one customer. As at April 30, 2020, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on April 30, 2020 was $736 (April 30, 2019 - $514).

19.	Income Taxes

Current and deferred income tax expenses differ from the amount that would result from applying the Canadian statutory income tax rates to the Company’s earnings before income taxes. This difference is reconciled as follows:

For the year ended April 30,	2020	2019	2018
Loss before income taxes	$(2,451)	$(9,575)	$(17,945)

Income tax expense (recovery) at statutory rate	(662)	(2,532)	(5,981)
Difference from higher statutory tax rates on earnings of foreign subsidiaries	822	1,749	(917)
Losses expired	742	1,426	-
Permanent Difference	60	1,550	-
Effect of Mexican mining royalty tax (SMD) on deferred income tax liabilities	(473)	-	(375)
Recognition of previously unrecognized non-capital loss carry forward and other deductible tax benefits	689	36	1,328
Income tax (recovery) expense	$1,178	$2,229	$(5,945)

In September 2017, the British Columbia (BC) Provincial Government of Canada proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been measured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate to 27% (2019 – 27%; 2018 -27%).

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars unless otherwise stated)

April 30, 2020

19.	Income Taxes – (cont’d)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	April 30, 2020	April 30, 2019
Deferred income tax assets (liabilities):
Mining interest, plant and equipment	$(6,110)	$(6,787)
Payments to defer	(15)	(286)
Insurance	(38)	(16)
Reclamation and closure costs provision	638	991
Exploration assets	(223)	932
Expenses reserve	82	120
Pension-fund reserve	60	118
Deferred mining tax	(1,168)	(1,641)
Non-capital losses and other deductible tax benefits	2,227	3,504
Plant and equipment	627	536
Other	(12)	—
Deferred income tax liabilities, net	$(3,932)	$(2,529)

	April 30, 2020	April 30, 2019
Non-Capital losses	$18,722	$11,586
Property and equipment	1,704	1,828
Exploration and evaluation assets	10,905	22,240
	$31,331	$35,654

The Non-Capital losses are set to expire between 2026 and 2038 while the remaining loss carry forwards have no set expiry date. In accordance with Mexican tax law, Bernal is subject to income tax. Income tax is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values.  Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through an inflationary component.

Mexico Tax Reform

During December 2013, the 2014 Tax Reform (the “Tax Reform”) was published in Mexico’s official gazette with changes taking effect January 1, 2014. The Tax Reform included the implementation of a 7.5% Special Mining Duty (“SMD”) and a 0.5% Extraordinary Mining Duty (“EMD”). The Company has taken the position that SMD is an income tax under IAS 12 Income tax, as it is calculated based on a form of earnings before income tax less certain specified costs. The EMD is a calculation based on gross revenue and is therefore not considered an income tax. Both the SMD and EMD will be deductible for income tax purposes.

Management is currently disputing the SMD, in a joint action lawsuit with other Mexican mining companies, with the applicable Mexican government authority. Management believes that the SMD is unconstitutional and should be overturned. In accordance with IFRS reporting standards, however, the estimated effect of the SMD has been accrued to the current and deferred income tax provisions as stated above. Should the Company be successful in overturning the SMD, in whole or in part, the accrued tax liabilities stated above will be reversed to recovery of income taxes in the applicable period.